

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

<u>Via E-mail</u>
Kerry A. Shiba
Executive Vice President & Chief Financial Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406

      Re: Superior Industries International, Inc.
              Form 10-K for Fiscal Year Ended December 25, 2011
              Filed on March 7, 2012
              File No. 001-06615

Dear Mr. Shiba:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief